Filed by Sanara MedTech Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sanara MedTech Inc.

Commission File No.: 001-39678

The following communication was made by Sanara MedTech Inc. in connection with its proposed acquisition by MiMedx Group, Inc.

Employee Email

Colleagues,

Earlier this afternoon, we announced here that Sanara has entered into a definitive agreement to be acquired by MIMEDX in a cash and stock transaction that values Sanara at approximately $350 million. Under the terms of the agreement, Sanara shareholders will receive $33.00 in cash and 0.4735 shares of MIMEDX common stock for each share of Sanara common stock they own.

Today’s announcement is a major milestone for Sanara and reflects the impressive track record of growth that we have delivered over the past several years. It is also a validation of the strategic actions we have taken to focus our business on the surgical market, strengthen our sales organization and align our resources to support continued growth. We have built strong momentum, exceeding $100 million in net revenue for the first time in our company’s history, while significantly improving profitability and continuing to build our surgical commercial presence.

MIMEDX has undergone a transformation of its own in recent years, marked by a purposeful pivot three years ago toward complementary markets. Since then, it has demonstrated the ability to drive strong, double-digit growth in surgical end markets. Today, MIMEDX is a leading global provider of healing solutions focused on developing innovative products to restore quality of life for patients in need. This transaction is a logical extension of MIMEDX’s strategy to expand its surgical footprint and meaningfully extend its reach.

Together, we will create a leading regenerative medicine company across numerous surgical subspecialties. The combined company will be well positioned to pursue the large and growing surgical opportunity and become a leader in regenerative medicine. Adding our proprietary, evidence-based surgical technologies to MIMEDX’s growing business broadens the combined portfolio beyond soft tissue into adjacent areas such as musculoskeletal applications. And just as importantly, both companies have exceptional teams and share a patient-first mission grounded in evidence-based healing and improved clinical outcomes.

Please note that today’s announcement is just the first step. The transaction is expected to close by the end of the year, subject to approval by Sanara shareholders, the receipt of required regulatory approvals and other customary closing conditions. Until closing, Sanara and MIMEDX will remain separate, independent entities and you should not expect any changes to our business priorities, roles or responsibilities. Over the coming weeks, both companies will work together to continue planning how our organizations will come together and will keep you informed as decisions are made. In the meantime, please stay focused on serving our customers, supporting one another and executing our priorities.

We will be hosting an all-employee town hall tomorrow at 9:30 AM CT to walk through this news in more detail and answer your questions, and I encourage everyone to join. In the meantime, we’ve developed the below FAQ that should address some of the questions you may have.

We expect this announcement will draw attention from outside the company. Consistent with company policy, please direct any inquiries from investors or analysts to John Nesbett at jnesbett@imsinvestorrelations.com and any media or other outside inquiries to our PR firm, Joele Frank, at sanara-media@joelefrank.com.

I want to thank each of you for your hard work and commitment that has helped us reach this transformative moment. I’m proud of what this team has built, and I’m excited for the next step on our journey together with MIMEDX.

Thank you,

Seth Yon

President and Chief Executive Officer

Forward-Looking Statements

This communication relates to a proposed business combination transaction between MiMedx Group, Inc. (“MiMedx”) and Sanara Medtech Inc. (“Sanara”). This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding the timing of the proposed transaction and the anticipated benefits of the proposed transaction. These forward-looking statements are and will be, subject to many risks, uncertainties and factors which may cause future events to be materially different from these forward-looking statements or anything implied therein. These risks and uncertainties include, but are not limited to: uncertainties as to the timing of the proposed transaction; the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the proposed transaction that could reduce the anticipated benefits of or cause the parties to abandon the proposed transaction; risks related to the satisfaction of the conditions to closing the proposed transaction (including the failure to obtain necessary regulatory approvals or the approval of Sanara’s stockholders) in the anticipated timeframe or at all; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Sanara’s or MiMedx’s stock; disruption from the proposed transaction making it more difficult to maintain business and operational relationships, including retaining and hiring key personnel; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including in certain circumstances requiring Sanara to pay a termination fee; risks related to disruption of management’s attention from Sanara’s ongoing business operations due to the proposed transaction; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; global economic conditions; adverse industry and market conditions; the ability to retain management and other personnel; risks associated with the development and process for obtaining regulatory approval for new products, the extent of product demand, market and customer acceptance, the effect of economic conditions, competition, pricing, uncertainties associated with the development and process for obtaining regulatory approval for new products, the ability to consummate and integrate acquisitions, and other risks, contingencies and uncertainties detailed in Sanara’s most recent annual report on Form 10-K and subsequent reports filed with the Securities and Exchange Commission (the “SEC”). While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the proxy statement that will be filed by Sanara with the SEC in connection with the proposed transaction will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the proposed transaction and/or Sanara’s consolidated financial condition, results of operations, credit rating or liquidity.

In light of the significant uncertainties in these forward-looking statements, Sanara cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by Sanara, its directors, officers or employees or any other person that Sanara will achieve its objectives and plans in any specified time frame, or at all. Any forward-looking statements in this communication are based upon information available to Sanara on the date of this communication. Subject to applicable law, Sanara does not undertake to publicly update or revise its forward-looking statements.

Important Additional Information

In connection with the proposed transaction, MiMedx intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Copies will also be available at no charge at the Investors Relations section of Sanara’s website at https://ir.sanaramedtech.com/.

Participants in the Solicitation

Sanara, MiMedx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Sanara, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sanara’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2026. Information about the directors and executive officers of MiMedx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in MiMedx’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026 . Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sanara and MiMedx using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.